CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007 AND 2006

(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our report dated November 19, 2007 on the consolidated financial statements of Miranda Gold Corp. as at August 31, 2007 and 2006, and for the years ended August 31, 2007, 2006 and 2005 that are included in the Company's Registration Statement and Annual Report Form 20-F filing.

Vancouver, Canada

“Morgan & Company”

January 23, 2008

Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Miranda Gold Corp.

We have audited the consolidated balance sheets of Miranda Gold Corp. as at August 31, 2007 and 2006, and the consolidated statements of operations and deficit, and cash flows for the years ended August 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended August 31, 2007, 2006 and 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

November 19, 2007

Chartered Accountants

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	AUGUST 31
	2007	2006
ASSETS		(restated note 3)
Current
Cash and cash equivalents	$7,481,150	$6,449,367
Amounts receivable	292,763	30,118
Marketable securities (Note 4)	55,000	-
Advances and prepaid expenses	80,888	64,629
	7,909,801	6,544,114
Equipment (Note 5)	118,385	107,280
Mineral properties (Note 6)	256,773	324,694
	$8,284,959	$6,976,088
LIABILITIES
Current
Accounts payable and accrued liabilities	$86,797	$89,157
SHAREHOLDERS' EQUITY
Share capital (Note 7)	18,589,310	15,528,015
Contributed surplus (Note 7)	3,001,804	1,687,785
Deficit	(13,392,952)	(10,328,869)
	8,198,162	6,886,931
	$8,284,959	$6,976,088

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2007	2006	2005
		(restated	(restated
		Note 3)	Note 3)
Revenue
Management fees earned	$37,083	$2,092	$-
Mineral property income	168,331	103,722	128,483
Interest	281,949	166,448	47,968
	487,363	272,262	176,451
Expenses
Amortization	34,867	34,937	27,597
Consulting	103,649	107,473	163,423
Interest and foreign exchange	54,333	16,052	10,378
Insurance	37,122	40,122	-
Investor relations	295,833	104,836	118,940
Office rent, telephone, secretarial, sundry	148,586	237,555	190,971
Professional fees	66,408	102,758	77,644
Management fees (Note 9)	42,500	94,494	76,100
Property exploration costs (Schedule 1)	397,678	300,730	361,224
Stock based compensation	1,583,901	715,415	894,800
Travel and business promotion	69,301	139,921	122,086
Transfer agent and regulatory fees	63,211	34,622	37,655
Wages and benefits	654,057	349,013	171,833
	3,551,446	2,277,928	2,252,651
Operating loss	(3,064,083)	(2,005,666)	(2,076,200)
Gain on sale of investment (Note 4)	-	241,938	-
Loss on disposal of equipment	-	(420)	-
Write off of equipment	-	(4,693)	-
Write off of abandoned mineral
properties	-	(46,499)	(24,505)
Net loss for the year	(3,064,083)	(1,815,340)	(2,100,705)
Deficit, beginning of the year as previously
reported	9,877,904	8,152,280	6,214,358
Adjustments for change in accounting
policy (Note 3)	450,965	361,249	198,466
Deficit, as restated	10,328,869	8,513,529	6,412,824
Loss for the year	3,064,083	1,815,340	2,100,705
Deficit, end of the year	$13,392,952	$10,328,869	$8,513,529
Basic and diluted loss per share	$(0.08)	$(0.05)	$(0.08)
Weighted average number of shares
outstanding	38,215,329	33,991,092	25,684,831

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2007	2006	2005
		(restated	(restated
		Note 3)	Note 3)
Cash provided by (used in):
Operating activities
Net loss for year	$(3,064,083)	$(1,815,340)	$(2,100,705)
Items not affecting cash:
Amortization	34,867	34,937	27,597
Accrued interest income	(80,203)	(9,292)	(25,075)
Stock based compensation	1,583,901	715,415	894,800
Loss on sale equipment	-	420	-
Write-off of abandoned mineral
properties	-	46,499	24,505
Write-off of equipment	-	4,693	-
Gain on sale of investment	-	(241,938)	-
Non cash mineral property income	(29,399)	-	-
Change in non-cash working capital items:
Amounts receivable	(171,117)	11,057	1,969
Advances and prepaid expenses	(16,259)	32,199	(59,821)
Accounts payable and accrued liabilities	(2,360)	(11,549)	53,998
	(1,744,653)	(1,232,899)	(1,182,732)
Investing activities
Proceeds on sale of investment	-	329,938	-
Mineral property option recoveries	130,514	122,941	60,754
Proceeds on sale of equipment	-	350	-
Equipment purchases	(45,972)	(27,475)	(87,928)
Mineral property acquisitions	(81,944)	(56,771)	(291,331)
	2,598	368,983	(318,505)
Financing activities
Issue of share capital	2,773,838	4,258,494	3,073,110
Share issue costs	-	(48,060)	(80,142)
	2,773,838	4,210,434	2,992,968
Increase in cash and cash equivalents	1,031,783	3,346,518	1,491,731
Cash and cash equivalents,
beginning of year	6,449,367	3,102,849	1,611,118
Cash and cash equivalents, end of year	$7,481,150	$6,449,367	$3,102,849
Cash and cash equivalents is comprised of:
Cash	$481,150	$567,952	$21,351
Short-term deposits	7,000,000	5,881,415	3,081,498
	$7,481,150	$6,449,367	$3,102,849

See notes to consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Year ended August 31, 2007
		Recoveries
	Exploration	from funding	Net Exploration
	Expenditures	partners	Expenditures
Nevada:
Angel Wings	$94,342	$(88,702)	$5,640
BPV	9,135	-	9,135
Coal Canyon	71,492	(50,357)	21,135
CONO	15,664	-	15,664
DAME	4,487	-	4,487
ETTU	4,638	-	4,638
General exploration	174,684		174,678
Horse Mountain	1,258	-	1,258
Iron Point	159,384	(156,866)	2,518
PPM	17,795	(2,764)	15,031
Red Canyon	106,604	(103,753)	2,851
Red Hill	2,365	-	2,365
Redlich	4,264	-	4,264
	666,112	(402,442)	263,664
Utah:
Lookout	134,014	-	134,014
Property exploration costs	$800,126	$(402,442)	$397,678

See notes to consolidated financial statements

MIRANDA GOLD CORP.

SCHEDULE 1 (continued)

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Year ended August 31, 2006
		Recoveries
	Exploration	from funding	Net Exploration
	Expenditures	partners	Expenditures
Nevada:
Angel Wings	$34,256	$-	$34,256
BPV	3,660	-	3,660
Coal Canyon	30,835	(34,107)	(3,272)
CONO	7,331	-	7,331
DAME	51,139	-	51,139
ETTU	12,594	-	12,594
Fuse	252	(37,107)	(36,855)
General exploration	111,422	-	111,422
Horse Mountain	9,314	(20,461)	(11,147)
Iron Point	77,517	-	77,517
PPM	28,840	-	28,840
Red Canyon	15,061	-	15,061
Red Hill	3,210	-	3,210
Redlich	2,926	-	2,926
	388,357	(91,675)	296,682
Utah:
Lookout	4,048	-	4,048
Property exploration costs	$392,405	$(91,675)	$300,730
	Year ended August 31, 2005
		Recoveries
	Exploration	from funding	Net Exploration
	Expenditures	partners	Expenditures
Nevada:
Angel Wings	$741	$-	$741
Bald Peak	201	-	201
BPV	833	-	833
Coal Canyon	32,529	-	32,529
CONO	779	-	779
DAME	51,366	-	51,366
ETTU	7,106	-	7,106
Fuse	9,450	-	9,450
General exploration	126,044	-	126,044
Hercules	4,678	-	4,678
Horse Mountain	74,981	-	74,981
Iron Point	19,771	-	19,771
JDW	4,269	-	4,269
Red Canyon	14,753	(6,502)	8,251
Red Hill	1,124	(2,639)	(1,515)
Redlich	6,928	-	6,928
Troy	14,812	-	14,812
Property exploration costs	$370,365	$(9,141)	$361,224

See notes to consolidated financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the development stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at August 31, 2007, the Company had an accumulated deficit of $13,392,952 and working capital of $7,823,004.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles.  They include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc. Its wholly owned Mexican subsidiary, Minas Miranda S.A. de C.V. is dormant.

b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported.  Actual results could differ from these estimates.  Significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred, asset retirement obligations and stock based compensation valuations.

c)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

d)

Marketable Securities

The Company records marketable securities at cost.  The cost of marketable securities is written down to market value when a decline in value is other than temporary.

e)

Equipment

Equipment is recorded at cost and is amortized over the economic lives using the declining balance method using the following rates:

Computer equipment	30%
Field equipment	25%
Furniture and fixtures	20%

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

f)

Mineral Properties and Related Exploration Expenditures

Mineral property exploration expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Mineral property acquisition costs are capitalized and include cash consideration and the fair value of common shares and warrants issued for mineral property interests. For property acquired under an option agreement or by joint venture, where payments are made at the sole discretion of the Company, payments are recorded in the accounts at the time of payment.  These costs are amortized over the estimated life of the property following commencement of commercial production.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

g)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities.

It is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

h)

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.  No impairment was identified at August 31, 2007.

i)

Income Taxes

Income taxes are calculated using the asset and liability method of accounting.  Under this method current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are determined based on temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet and on unclaimed losses carried forward.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

j)

Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share is equal for the years ended August 31, 2007, 2006 and 2005 as outstanding stock options and warrants were all anti-dilutive.

k)

Foreign Currency Translation

Transactions recorded in United States dollars have been translated into Canadian dollars using the Temporal Method as follows:

i)

monetary items at the rate prevailing at the balance sheet date;

ii)

non-monetary items at the historical exchange rate;

iii)

revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

l)

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

m)

Stock Based Compensation

The Company’s Stock Option Plan provides for granting of stock options to directors, officers and employees.  The Company’s stock compensation expense is based on the fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  Compensation costs are expensed over vesting periods with a corresponding increase to contributed surplus.  Upon exercise of the stock options consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

n)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

New accounting standards:

Financial Instruments, Comprehensive Income and Hedges

In January 2005, the Canadian Institute of Chartered Accountants issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, and 3865 “Hedges”.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis.  The Company will adopt these new standards effective September 1, 2007.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

3.

CHANGE IN ACCOUNTING POLICY

During the year ended August 31, 2007, the Company changed its accounting policy for mineral property exploration expenditures.  In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration expenditures directly related to specific mineral properties, net of recoveries received.  Under the new policy, property exploration expenditures incurred prior to the determination of the feasibility of mining operations and a decision to proceed with development are charged to operations as incurred.  Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The impact of this change was to decrease mineral properties and increase the deficit by $198,466 for the year ended August 31, 2004 and to decrease mineral properties by $361,249, increase the deficit by $198,466 and increase the loss by $162,783 or $0.01 per share for the year ended August 31, 2005; and to decrease mineral properties by $450,965, increase the deficit by $361,249 and increase the loss by $89,716 for the year ended August 31, 2006.   The total effect of this change in accounting policy was to decrease mineral properties and increase the deficit by $450,965 as at August 31, 2006.

4.

MARKETABLE SECURITIES

	August 31, 2007	August 31, 2006
250,000 common shares of Golden Aria Corp. (a reporting U.S. company) (August 31, 2006 – 250,000) No value was ascribed to these shares on receipt as there was no basis for determining fair value at that time. The fair value at August 31, 2007 was $52,810.	$-	$-
250,000 common shares of Romarco Minerals Inc. (a TSX.V listed company) received in fiscal year 2007. The fair value at August 31, 2007 was $62,500.	55,000	-
200,000 common shares of White Bear Resources Inc. (a private Canadian company) received in fiscal year 2007. No value was ascribed to these shares on receipt or at August 31, 2007 as there is no basis for determining fair value.	-	-
	$55,000	$-

The Company sold all of its common shares of Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Company) in fiscal year 2006.

5.

EQUIPMENT

	August 31, 2007			August 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer equipment	$83,074	$(35,555)	$47,519	$22,057
Furniture and fixtures	13,035	(5,243)	7,792	7,301
Field equipment	129,405	(66,331)	63,074	77,922
	$225,514	$(107,129)	$118,385	$107,280

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES

		August 31,			August 31,
note		2006	Additions	Recoveries	2007
	Nevada:
a	Redlich	$-	$26,100	$(26,100)	$-
b	Red Canyon	33,488	-	(33,488)	-
c	BPV	-	11,325	-	11,325
c	CONO	-	11,325	-	11,325
d	Coal Canyon	-	11,325	-	11,325
e	Red Hill	-	-	-	-
f	Fuse	28,015	-	(28,015)	-
g	ETTU	25,925	-	-	25,925
h	Horse Mountain	12,855	-	(12,855)	-
i	DAME	72,584	-	-	72,584
j	Iron Point	86,095	-	(22,540)	63,555
k	Angel Wings	55,264	39,444	(33,974)	60,734
l	PPM	10,468	-	(10,468)	-
	Utah:
m	Lookout	-	-	-	-
	Mineral properties	$324,694	$99,519	$(167,440)	$256,773

		August 31,			Write off of	August 31,
note		2005	Additions	Recoveries	interest	2006
	Nevada:
a	Redlich	$-	$20,617	$(20,617)	$-	$-
b	Red Canyon	33,488	-	-	-	33,488
c	BPV	8,611	-	(8,611)	-	-
c	CONO	8,611	-	(8,611)	-	-
d	Coal Canyon	-	-	-	-	-
e	Red Hill	7,526	6,921	(14,447)	-	-
f	Fuse	63,342	-	(35,327)	-	28,015
g	ETTU	25,925	-	-	-	25,925
h	Horse Mountain	48,183	-	(35,328)	-	12,855
i	DAME	72,584	-	-	-	72,584
j	Iron Point	66,806	19,289	-	-	86,095
k	Angel Wings	42,140	13,124	-	-	55,264
l	PPM	-	10,468	-	-	10,468
	JDW	21,717	-	-	(21,717)	-
	Sampson	-	1,730	-	(1,730)	-
	Troy	23,052	-	-	(23,052)	-
	Utah:
m	Lookout	-	-	-	-	-
	Mineral properties	$421,985	$72,149	$(122,941)	$(46,499)	$324,694

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

a)

Redlich Property, Esmeralda County, Nevada

On January 23, 2003 (amended April 9, 2003, May 28, 2003 and December 9, 2003) the Company entered into an option agreement to acquire the Redlich property on completion of the following payment schedule.  The owner retained a 3% Net Smelter Return (NSR) royalty. Upon completion of a bankable feasibility study, the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Option Due Dates	Cash consideration to be paid to Optionor US$	Two year share purchase warrants to be issued to Optionor	Exploration Expenditures US$
Prior to August 31, 2005 (paid, issued and incurred)	9,750	30,000 @ Cdn$0.40	22,500
January 23, 2006 (paid, issued and incurred)	4,500	11,250 @ Cdn$0.45	22,500
January 23, 2007 (paid, issued and incurred)	7,500	11,250 @ Cdn$0.50	22,500
January 23, 2008	11,250	15,000 @ Cdn$0.55	30,000
Total consideration	33,000	67,500	97,500

On March 4, 2004 the Company entered into an exploration agreement with an option to form a joint venture with Newcrest Resources Inc. (“Newcrest”).  Newcrest will earn a 65% interest in the Redlich Property by paying the Company US$165,000 and completing work commitments of US$575,000, payable in stages to January 23, 2008, with a minimum work commitment of US$200,000 per year thereafter until US$1.8 million has been expended by 2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  An additional 10% interest can be earned by completing a positive feasibility study, and up to an 80% interest, at the Company’s election, by providing half of the Company’s portion of the development costs.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
Prior to August 31, 2005 (received and incurred)	75,000	75,000
January 23, 2006 (incurred)	-	150,000
March 4, 2006 (received)	30,000	-
January 23, 2007 (incurred)	-	150,000
March 4, 2007 (received)	30,000	-
January 23, 2008	-	200,000
March 4, 2008	30,000	-
Total	165,000	575,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

b)

Red Canyon Property, Eureka County, Nevada

On November 18, 2003 the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on completion of the following payments and share purchase warrant issues.  The owner retains a Net Smelter Return (NSR) royalty of 3% if the price of gold is below US$300 per ounce; 4% if the price of gold is between US$300 and US$400 per ounce; and 5% if the price of gold is over US$400 per ounce. Upon completion of a “bankable feasibility” study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Cash consideration to be paid to Optionor US$	Two year share purchase warrants to be issued to Optionor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @Cdn$0.37
November 18, 2005 (paid)	35,000
November 18, 2006 (paid)	40,000	-
November 18, 2007 (paid subsequently)	50,000	-
November 18, 2008	50,000	-
November 18, 2009 to 2012 at $75,000 per year	300,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture with Newmont Mining Corporation (“Newmont”). Newmont paid the Company US$30,000 at the time of signing the agreement and Newmont incurred US$454,603 in exploration expenditures prior to terminating the option on April 10, 2006.

On July 12, 2006 the Company entered into a letter agreement with Romarco Minerals Inc. (“Romarco”).  A definitive agreement was signed October 12, 2006. Romarco may earn a 60% joint venture interest by completing the following project work and underlying property lease and maintenance expenditures and by having delivering 250,000 common shares of Romarco (received January 15, 2007).  The Romarco common shares received had a fair value of $55,000.   On July 20, 2007 Romarco and the Company amended the agreement so that Romarco is obligated to drill 6,000 feet on the property by December 31, 2007, subject to permitting and drill rig availability, and in no event later than July 12, 2008, and is obligated to pay the underlying lease payment due November 18, 2007 and the claim holding fees.

Romarco may earn an additional 10% interest in the project (for a total of 70% interest) by the completion of a bankable feasibility study within 5 years from its initial earn-in on the Red Canyon project, subject to minimum expenditures of US$1,000,000 per year for the first two years and US$2,000,000 or more for the remaining three years.  If Romarco does not elect to complete a feasibility study, then to retain its interest and earn an additional 10% interest, Romarco shall expend a minimum of US$1,000,000 each year until it has incurred additional expenditures in the cumulative amount of US$20,000,000 upon completion of which Romarco’s interest will be 70% and the Company’s 30%.  If Romarco does not expend the required US$1,000,000 annually it shall be deemed to have elected to withdraw from the joint venture, the joint venture will be terminated and the property shall revert to the Company without Romarco retaining any interest.  Romarco’s expenditures include payment of the underlying option payments as they become due.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

b)

Red Canyon Property, Eureka County, Nevada (continued)

Option Due Dates	Stock consideration delivered to the Company	Exploration Expenditures US$
December 31, 2007 – obligation to drill 6,000 feet	250,000 shares of Romarco	400,000
July 12, 2008		500,000
July 12, 2009		600,000
July 12, 2010		750,000
July 12, 2011		750,000
Total		3,000,000

c)

BPV & CONO Properties, Eureka County, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor for BPV Lease US$	Cash consideration to be paid to Lessor for CONO lease US$
Prior to August 31, 2005 (paid)	12,500	12,500
May 27, 2006 (paid)	6,250	6,250
May 27, 2007 (paid)	10,000	10,000
May 27, 2008	10,000	10,000
May 27, 2009	12,500	12,500
May 27, 2010	15,000	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000	500,000
Total	706,250	706,250

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Agnico-Eagle (USA) Ltd (“Agnico”).  Agnico could have earned a 60% interest in the BPV and CONO properties on paying the Company a total of US$355,000 (US$55,000 received) and on expending US$1,500,000 (incurred at least US$50,000) within five years. Agnico terminated the option effective November 30, 2006 and the Company will seek a new funding partner.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

d)

Coal Canyon Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Optionor US$
Prior to August 31, 2005 (paid)	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 (paid)	10,000
May 27, 2008	10,000
May 27, 2009	12,500
May 27, 2010	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000
Total	706,250

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture with Golden Aria Corp. (“Golden Aria”). Golden Aria could have earned a 60% interest in the Coal Canyon Property by paying the Company a total US$200,000 (US$40,000 received), delivering 250,000 common shares of Golden Aria (received) and by expending US$1,000,000 (incurred at least US$150,000) within five years.  Golden Aria terminated the option effective March 23, 2007 and the Company will seek a new funding partner.

e)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 (paid)	20,000
May 27, 2008	20,000
May 27, 2009	25,000
May 27, 2010	30,000
May 27, 2011 and 2012 - $40,000 each year	80,000
May 27, 2013 and 2014 - $50,000 each year	100,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation	600,000
Total	906,250

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

e)

Red Hill Property, Eureka County, Nevada (continued)

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) the Company entered into an exploration agreement with an option to form a joint venture with Barrick Gold Corporation (formerly Placer Dome US Inc) (“Barrick”).  Barrick will earn a 60% joint venture interest in the Red Hill Property on completion of the following payments to the Company and expenditures on the property. Thereafter, Barrick can earn an additional 10% interest by completing a bankable feasibility study within five years or by spending US$15,000,000 over a ten year period.  The joint venture will be formed upon completion of the earn-in period.  After completion of the feasibility study, the Company can request that Barrick arrange the Company’s share of project financing, in which case Barrick will earn an additional 5% interest (for a total 75% interest) in the project, and will recover the Company’s share of this financing from 60% of the Company’s share of net cash flow from operations on the property.  Barrick’s expenditures include payment of half of the underlying lease payments as they become due.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
Prior to August 31, 2005 (received)	40,000	-
October 27, 2005 (received/incurred)	25,000	100,000
October 27, 2006 (received/incurred)	25,000	87,500
October 27, 2007(received subsequently/incurred)	100,000	250,000
October 27, 2008	150,000	325,000
October 27, 2009	200,000	1,237,500
Total	540,000	2,000,000

f)

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.

Barrick can earn a 60% interest in the Fuse East and Fuse West Properties on completion of the following payments to the Company and expenditures on the properties.  An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring annual work expenditures of US$247,500 and US$22,500 respectively for each property. An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level within the two years.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

f)

Fuse Property, Eureka County, Nevada (continued)

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
	Fuse East		Fuse West
Prior to August 31, 2005	30,000	-	3,000	-
September 28, 2006 (received)	27,000	-	-	-
November 15, 2006 (received)	-	-	3,000	-
September 28, 2007 (received)	36,000	175,000	-	-
November 15, 2007 (received)	-	-	4,000	-
September 28, 2008	45,000	200,000	-	-
November 15, 2008	-	-	5,000	-
September 28, 2009	45,000	402,500	-	-
November 15, 2009	-	-	5,000	-
September 28, 2010	67,500	1,000,000	-	-
November 15, 2010	-	-	7,500	197,500
Total consideration	250,500	1,777,500	27,500	197,500

g)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

h)

Horse Mountain Property, Lander County, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for the Horse Mountain claims for the following consideration.  The Lessor retained a NSR royalty of 3.5%.

Mining Lease Due Dates	Minimum Advance Royalties payable to Lessor US$	Two year share purchase warrants to be issued to Lessor	Minimum linear feet of drilling
Prior to August 31, 2005 (paid and issued)	30,000	25,000 @ Cdn$0.70
November 23, 2005 (paid)	30,000	-
November 23, 2006 (paid and met)	30,000	-	3,000 feet
November 23, 2007 (paid and met)	40,000	-	1,500 feet
November 23, 2008	40,000	-	1,500 feet
November 23, 2009 and 2010 $50,000 each year	100,000	-	1,500 feet
November 23, 2011	70,000	-
November 23, 2012	80,000	-
November 23, 2013 and each year thereafter adjusted for inflation	1,200,000	-
Total consideration	1,620,000	25,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

h)

Horse Mountain Property, Lander County, Nevada (continued)

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Barrick.  On June 27, 2007 Barrick terminated the option after having paid US$60,000 to the Company and having expended US$873,000 in exploration expenditures thereby exceeding its requirements.  Barrick is obligated to pay the annual Bureau of Land Management fees on this property due prior to September 2007 (paid).   The Company will seek a new funding partner for this project.

i)

Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

j)

Iron Point Property, Humboldt County, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. These claims can be purchased outright for cash consideration between US$1,000,000 to US$2,000,000 depending on the price of gold anytime up to June 3, 2015.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	7,000
June 3, 2006 (paid)	10,000
June 3, 2007 (paid)	10,000
June 3, 2008	15,000
June 3, 2009	20,000
June 3, 2010 $25,000 and each year thereafter	400,000
Total	462,000

On November 22, 2006 the Company signed an exploration agreement with option to form joint venture with White Bear Resources, Inc. (“White Bear”) whereby White Bear may earn a 60% interest by paying the Company US$20,000, issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,500,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.  White Bear must issue the Company another 100,000 common shares by January 15, 2008.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

7.

MINERAL PROPERTIES (continued)

j)

Iron Point Property, Humboldt County, Nevada (continued)

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
November 22, 2006 (received)	20,000	-
November 22, 2007 (obligation)	-	100,000
November 22, 2008 (obligation)	-	200,000
November 22, 2009	-	500,000
November 22, 2010	-	700,000
November 22, 2011	-	1,000,000
Total	20,000	2,500,000

k)

Angel Wings Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the vein system at Angel Wings.

On October 27, 2005 the Company entered into a 20 year mining lease for 30 mining claims with a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for minimum advance royalty payments to be completed on the following schedule. On December 19, 2006 the Company amended the agreement and increased the size of the lease from 30 mining claims to 87 mining claims.  The Company has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point.  However, the NSR shall never drop below 1% regardless of the price of gold.

Mining Lease Due dates	Minimum advance royalty payments to Lessor US$
Prior to August 31, 2005 (paid)	35,000
October 27, 2006 (paid)	35,000
October 27, 2007 (paid subsequently)	40,000
October 27, 2008	45,000
October 27, 2009	55,000
October 27, 2010	65,000
October 27, 2011	75,000
October 27, 2012 $85,000 and each year thereafter	1,190,000
Total	1,540,000

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear whereby White Bear may earn a 60% interest by paying the Company US$30,000, by issuing the Company 100,000 common shares (received) of White Bear and by expending US$2,000,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a bankable feasibility study or by expending an additional US$10,000,000.  White Bear may then elect to earn an additional 10% interest by completing financial and work milestones. White Bear is a private company and the Company has not assigned a fair value to the White Bear common shares received.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

6.

MINERAL PROPERTIES (continued)

k)

Angel Wings Property, Elko County, Nevada (continued)

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 15, 2007 (received)	30,000	-
May 15, 2008 (obligation)	-	300,000
May 15, 2009	-	300,000
May 15, 2010	-	400,000
May 15, 2011	-	500,000
May 15, 2012	-	500,000
Total	30,000	2,000,000

l)

PPM, Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

On April 17, 2007 the Company signed an exploration agreement with option to form a joint venture with Piedmont Mining Company Inc. (“Piedmont”) whereby Piedmont may earn a joint venture interest in the PPM project.

Piedmont will earn a 55% joint venture interest in the property by paying the Company US$25,000 before May 17, 2007 and by completing expenditures of US$1,750,000 for exploration activities over a period of five years. A minimum work expenditure of US$175,000 is required in the first year with expenditure minimums increasing in subsequent years. Once the initial earn-in phase of 55% has been reached, Piedmont and the Company will enter into a joint venture agreement for which Piedmont will be the operator.

Option Due Dates	Cash consideration to be paid to the Company US$	Exploration Expenditures US$
May 17, 2007 (received)	25,000	-
April 17, 2008 (obligation)	-	175,000
April 17, 2009	-	200,000
April 17, 2010	-	300,000
April 17, 2011	-	425,000
April 17, 2012	-	650,000
Total	25,000	1,750,000

m)

Lookout Property, Tooele County, Utah

During the year ended August 31, 2006, the Company staked certain mining claims in Tooele County, Utah.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Issued and Outstanding

	Number of Shares	Share Capital	Contributed Surplus
Outstanding, August 31, 2005	28,768,760	$10,493,824	$1,780,749
Private placement of shares (net of $102,060 issue costs) (1)	2,060,000	1,751,940	-
Exercise of options	2,348,500	2,013,614	(788,770)
Exercise of warrants	3,089,250	1,268,637	(34,987)
Fair value vested stock options granted	-	-	715,415
Fair value share purchase warrants issued for properties	-	-	15,378
Outstanding, August 31, 2006	36,266,510	15,528,015	1,687,785
Exercise of options	798,750	689,570	(275,157)
Exercise of warrants	2,494,500	2,371,725	(12,300)
Fair value vested stock options granted	-	-	1,583,901
Fair value share purchase warrants issued for properties	-	-	17,575
Outstanding, August 31, 2007	39,559,760	$18,589,310	$3,001,804

(1)

During the fiscal year ended August 31, 2006 the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.90 per unit, for gross proceeds of $1,800,000. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant is exercisable to purchase an additional common share at $1.15 per share until October 4, 2007.  In addition a cash payment of $48,060 was made and an additional 60,000 units, valued at $54,000, were issued as finder’s fees pursuant to the private placement.

c)

Stock Options Outstanding

As at August 31, 2007, stock options were outstanding for the purchase of common shares as follows:

Number of shares	Price per share	Exercisable	Expiry Date
55,000	$0.27	55,000	June 18, 2008
465,000	$0.53	465,000	February 9, 2009
973,750	$0.71	973,750	February 17, 2010
80,000	$1.18	80,000	October 18, 2010
125,000	$2.07	125,000	February 1, 2011
50,000	$1.70	37,500	May 31, 2011
1,900,000	$1.92	1,425,000	April 17, 2011
200,000	$1.64	150,000	August 8, 2011
1,870,000	$1.54	467,500	March 28, 2012
5,718,750		3,778,750

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

7.

SHARE CAPITAL (continued)

c)

Stock Options Outstanding (continued)

A summary of the changes in stock options for the previous two years ended August 31 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding, August 31, 2005	4,626,000		$0.60
Granted	2,495,000		$1.87
Exercised	(2,348,500)		$0.52
Outstanding, August 31, 2006	4,772,500		$1.26
Granted	1,870,000		$1.54
Exercised	(798,750)		$0.52
Cancelled	(125,000)	1	$1.92
Outstanding, August 31, 2007	5,718,750		$1.44

d)

Stock Based Compensation

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.  During the year ended August 31, 2007, the Company recorded $1,583,901 in stock based compensation for options vested during the year (2006 - $715,415).

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Risk free interest rate	4.12%	4.05%
Expected life	3 years	3 years
Expected volatility	65%	84%
Expected dividend yield	0%	0%
Weighted average of fair value of options granted	$0.71	$1.06

e)

Share Purchase Warrants

As at August 31, 2007, share purchase warrants were outstanding for the purchase of common shares as follows:

Number of Shares	Price per Share	Expiry Date
552,500	$1.15	October 4, 2007
11,250	$0.45	January 23, 2008
11,250	$0.50	January 23, 2009
575,000

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

7.

SHARE CAPITAL (continued)

e)

Share Purchase Warrants (continued)

A summary of the changes in share purchase warrants for the previous two years ended August 31 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding, August 31, 2005	5,331,250	$0.60
Issued	1,041,250	$1.14
Exercised	(3,089,250)	$0.40
Expired	(125,000)	$0.82
Outstanding, August 31, 2006	3,158,250	$0.98
Issued	11,250	$0.50
Exercised	(2,494,500)	$0.95
Expired	(100,000)	$0.90
Outstanding, August 31, 2007	575,000	$1.12

8.

COMMITMENTS

As at August 31, 2007, the Company has no significant commitments with any parties other than disclosed in note 6.

9.

RELATED PARTY TRANSACTIONS

a)

During the year ended August 31, 2007, the Company paid $42,500 (2006 - $71,500; 2005 - $76,100) to a company controlled by a common director for management of the Company’s affairs. During the fiscal year ended 2006 the Company paid an additional $32,994 (2005 - $nil) for services related to helping arrange for the sale of investment stock held for sale by the Company.

b)

During the year ended August 31, 2007, the Company paid $19,216 (2006 - $127,700; 2005 - $84,374) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services.

c)

During the year ended August 31, 2007, the Company paid $76,500 (2006 - $38,500; 2005 - $nil) to a company controlled by a common officer pursuant to a contract for professional fees.

d)

During the year ended August 31, 2007, the Company paid $20,172 in director fees to independent directors.

e)

At August 31, 2007 an amount of $2,894 and US$1,196 for expenses owed to officers are included in accounts payable and accrued liabilities (August 31, 2006 $6,444) and US$3,000 is accrued for director fees owed to two independent directors at August 31, 2007.  These amounts were settled in ordinary course of business shortly after the year end.

f)

A director and officer of the Company holds a 10% interest in the properties described in Note 6(c) (d) and (e).

10.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and the USA. The consolidated provision for income taxes varies from the amount that would be computed from applying the combined federal, provincial and US income tax rates to the net loss before income taxes as follows:

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

10.

INCOME TAXES (continued)

	2007	2006

Combined statutory tax rate	34%	34%

Computed tax recovery	$(1,050,000)	$(621,000)
Changes in temporary differences	(25,000)	49,000
Unrecognized items for tax purposes	538,000	202,000
Benefit resulting from reductions in tax rates	-	30,000
Benefit of income tax losses not recognized	537,000	340,000

	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Capital assets	$36,000	$24,000
Exploration and development deductions	409,000	436,000
Non-capital losses carried forward	1,762,000	1,443,000
Other temporary differences	21,000	30,000
	2,228,000	1,933,000
Valuation allowance	(2,228,000)	(1,933,000)

	$-	$-

As at August 31, 2007 the Company has available losses for income tax purposes in Canada of approximately $2,862,000 and in the USA of approximately $2,443,000 which may be carried forward and applied against future taxable income when earned.

These losses expire as follows:

	CANADA	USA
	CDN$	US$
2008	168,000	-
2009	279,000	-
2010	464,000	-
2014	813,000	-
2015	183,000	-
2016	500,000
2017	509,000
2025	-	1,081,000
2026	-	573,000
2027	-	1,042,000

	2,916,000	2,696,000

Canadian and foreign exploration resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.  As at August 31, 2007, the available resource deductions amounted to approximately $903,000.  USA exploration resource deductions are amortized over a 10 year period. As at August 31, 2007, the available resource deductions amounted to approximately $547,000.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

11.

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

During the year ended August 31, 2007, the Company issued 11,250 share purchase warrants with a fair value of $17,575 pursuant to the mineral property option agreement described in note 6 (a).

During the year ended August 31, 2007, the Company received 200,000 common shares of Romarco Minerals Inc. at a fair value of $55,000 pursuant to the mineral property exploration agreement described in note 6 (b).

During the year ended August 31, 2006, the Company issued 11,250 share purchase warrants with a fair value of $15,378 pursuant to the mineral property option agreement described in note 6 (a).

During the year ended August 31, 2006, the Company issued 60,000 share purchase warrants as finder’s fees with a value of $54,000 pursuant to a private placement described in note 7 (b)(1).

12.

SUBSEQUENT EVENTS

Subsequent to August 31, 2007 the Company:

(a)

Issued 552,500 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $635,375.

(b)

On October 3, 2007 the Company completed a non-brokered private placement of 4,460,000 units at a price of $1.05 per unit, for gross proceeds of $4,683,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.50 per share until October 4, 2009.  An additional 253,500 units were issued on the same terms as a finder’s fee.  If at any time following February 5, 2008 the volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange for 10 consecutive trading days is at least $2.10 per common share, the warrants will terminate at the close of business on the 30th trading day following the date on which the Company gives notice to the warrant holder of such fact and early termination.

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  With the change of accounting policy described in Note 3 there are no material differences in the Company’s financial statements from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

1)

Other Comprehensive Income

US GAAP requires the disclosure, as other comprehensive income, of changes in the fair value of marketable securities throughout a period. Canadian GAAP does not require similar disclosure. Had the Company applied US GAAP, marketable securities and other comprehensive income would have risen by $60,310 to record the increase in the fair value of marketable securities held by the Company during the year.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

August 31, 2007 and 2006

13.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

2)

Cumulative Since Inception Disclosure

The Company has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

3)   Recent United States Financial Accounting Standards:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company does not expect a significant impact on the consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company expects to adopt SFAS No. 157 on September 1, 2007 and the Company does not expect a significant impact on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”.  The interpretation is effective for fiscal years beginning on or after December 15, 2006.  The Company adopted this interpretation on January 1, 2007, and concluded there was no material impact of the adoption on its consolidated financial statements.  The Company has open tax years from 2006 with taxation authorities